EXHIBIT H - 1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935 (the "Act")

SCANA Corporation (70-9533)

     SCANA Corporation ("SCANA"), a registered holding company under the Act, South Carolina Electric and Gas Company ("SCE&G"), South Carolina Generating Company, Inc. ("GENCO"), South Carolina Fuel Company, Inc., South Carolina Pipeline Corporation, SCANA Energy Marketing Inc., SCANA Propane Gas, Inc., SCANA Propane Storage, Inc., SCANA Communications, Inc., Servicecare Inc., Primesouth, Inc., SCANA Resources Development Corporation, SCANA Petroleum Resources, Inc. and SCANA Service Company ("SCANA Service"), all located at 1426 Main Street, Columbia, South Carolina 29201, and Public Service Company of North Carolina, Incorporated ("PSNC"), SCANA Public Service Company LLC, Clean Energy Enterprises, Cardinal Pipeline Company, LLC, and Pine Needle LNG Company, LLC, all located at 400 Cox Road, Gastonia, North Carolina 28054, not currently subject to the Act (each a "Subsidiary" and together with SCANA, the "Applicants"), have filed a post-effective amendment to their application-declaration (File No. 70-9533) with the Securities and Exchange Commission (the "Commission") under sections 6(a), 7, 9(a), 10, and 12 under the Act and rules 43, 45, 53, and 54 under the Act.

     Applicants propose to amend their existing financing authorization as set forth in Holding Co. Act Release No. 27137 (Feb.-14, 2000) (the "Financing Order") to increase the aggregate amount to $3.125 billion from $2.385 billion by (i) increasing the aggregate financing to be obtained from the issuance and sale of common stock, no par value (other than for employee benefit plans or stock purchase and dividend reinvestment plans), when combined with issuances of long-term debt by SCANA, to $2.45 billion from $1.935 billion, and (ii) increasing the amount PSNC is authorized to issue in the form of commercial paper and short-term debt to $200 million to be outstanding at any one time from $125 million to be outstanding at any one time and obtaining authorization for PSNC to issue $150 million in long-term debt, in each case for the period through February 11, 2003 (the "Authorization Period").

     The increases described herein reflect a more complete analysis of the financial needs of the post-merger system. All other amounts authorized by the Financing Order shall remain unchanged.

     Financings by each Applicant under the Financing Order as proposed to be amended will remain subject to the following limitations: (i) the effective cost of money on long-term debt securities will not exceed 300 basis points over comparable term U.S. Treasury securities and the effective cost of money on short-term securities will not exceed 300 basis point over the comparable term London Interbank Offered Rate; (ii) maturity of indebtedness will not exceed 50 years; (iii) the underwriting fees, commissions, or similar remuneration paid in connection with the


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issue,  sale or  distribution  of a security will not exceed 5% of the principal amount of the financing; and (iv) SCANA represents that at all times during the Authorization Period, its common equity will be at least 30% of its consolidated capitalization.

     The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including: (i) the financing, in part, of the capital expenditures of the SCANA system; (ii) the financing of working capital requirements of the SCANA system; (iii) the acquisition, retirement or redemption of existing securities; and (iv) direct or indirect investment in companies as authorized by the Commission and in Rule 58 companies and exempt telecommunications companies.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.


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